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TABLE OF CONTENTS

As Filed With the Securities and Exchange Commission on January 9, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

UnitedGlobalCom, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4841	84-1602895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Michael T. Fries
Chief Executive Officer
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Garth B. Jensen, Esq.
Holme Roberts & Owen LLP
1700 Lincoln, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF REGISTRATION FEE CHART(1)

Title of each class of securities to be registered	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Class A common stock, $0.01 par value per share	2,627,039 shares	See note (3) below	See note (3) below	See note (4) below

(1)
Pursuant to Rule 429 under the Securities Act and as further described below under the heading "Statement Pursuant to Rule 429(b)," shares of Class A common stock previously registered under the registrant's registration statement on Form S-1 (File No. 333-82776) (the "Form S-1 Registration Statement") are being included in the prospectus included in this registration statement.

(2)
Represents 2,627,039 shares of Class A common previously registered on the Form S-1 Registration Statement. Although the registrant previously registered 10,825,055 shares of Class A common stock on the Form S-1 Registration Statement, the selling stockholders thereunder have since disposed of 8,198,016 shares of Class A common stock in private transactions, thereby reducing the number of shares offered for resale to 2,627,039.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and (c), based on the average of the high and low prices of the registrant's Class A common stock as reported on the Nasdaq National Market on February 8, 2002, June 3, 2002, May 1, 2003, August 21, 2003 and November 21, 2003 with respect to the 9,581,178 shares, 600,001 shares, 415,756 shares, 180,000 shares and 48,120 shares, respectively, originally registered. As set forth in the Form S-1 Registration Statement, the proposed maximum aggregate offering prices on such respective dates were $44,887,819, $2,283,004, $1,563,243, $1,237,500, and $345,021, respectively.

(4)
The registrant paid a registration fee of $4,130 upon filing the Form S-1 Registration Statement on February 14, 2002, an additional registration fee of $210 upon registering an additional 600,001 shares on the Form S-1 Registration Statement on June 6, 2002, an additional registration fee of $127 after registering an additional 415,756 shares on the Form S-1 Registration Statement on May 2, 2003, an additional registration fee of $101 upon registering an additional 180,000 shares on the Form S-1 Registration Statement on August 25, 2003, and an additional registration fee of $28 upon registering an additional 48,120 shares on the Form S-1 Registration Statement on November 28, 2003. Accordingly, no additional fee is due at this time.

STATEMENT PURSUANT TO RULE 429(b)

Pursuant to Rule 429 under the Securities Act, the prospectus included in this registration statement relates to an aggregate of 2,627,039 shares of Class A common stock previously registered but not sold under the Form S-1 Registration Statement, which became effective on December 12, 2003. This registration statement, which is a new registration statement, also constitutes post-effective amendment no. 1 to the Form S-1 Registration Statement. Such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this registration statement and in accordance with Section 8(c) of, and Rule 429 under, the Securities Act. An aggregate registration fee of $4,596 was paid in connection with the registration of the 10,825,055 shares of Class A common stock on the Form S-1 Registration Statement; all of the shares of Class A common stock relating to this registration statement remain eligible to be sold as of the date of the filing of this registration statement. If any such previously registered securities are sold under the Form S-1 Registration Statement prior to the effective date of this registration statement, they will not be included in the prospectus included in this registration statement.

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION) DATED JANUARY 9, 2004

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82776

2,627,039 Shares of Class A Common Stock

UnitedGlobalCom:

•
UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001

Symbol and Market:

•
Symbol: UCOMA

•
Nasdaq National Market

•
The last reported sales price of our Class A common stock on the Nasdaq National Market on Thursday, January 8, 2004 was $9.17 per share.

The Offering:

•
We are registering 1,350,175 shares of our Class A common stock held by some of our founding stockholders and 1,276,864 shares of our Class A common stock held by some of our other stockholders. We understand our founding stockholders do not currently intend to sell the shares that they hold. We are registering these shares pursuant to an exercise of contractual registration rights of these selling stockholders.

•
Use of Proceeds: We will not receive any proceeds from the sale of shares by the selling stockholders.

This investment involves risks. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION

i

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this offering of our Class A common stock by some of our stockholders, you should read carefully this entire document and the other documents to which you have been referred. In particular, please read "Where You Can Find More Information."

Our Company

We are one of the largest broadband communications providers outside the United States in terms of homes passed and number of subscribers. We provide broadband distribution services in 15 countries worldwide, serving approximately 7.4 million total cable television subscribers. We also provide telephone and Internet access services in many of these countries, serving approximately 1.6 million total subscribers. Our European operations, UGC Europe, Inc., is one of the leading broadband communications and entertainment companies in Europe. Our primary Latin American operation, VTR GlobalCom S.A., is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and its second largest provider of residential telephone services, in terms of lines in service.

We are a Delaware corporation formed on February 5, 2001. Our offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. Our telephone number is (303) 770-4001.

Recent Developments

UGC Europe Exchange Offer and Merger

On December 18, 2003, we concluded an exchange offer pursuant to which we offered to exchange 10.3 shares of our Class A common stock for each outstanding share of UGC Europe common stock. Following the exchange offer, we owned approximately 92% of the outstanding shares of UGC Europe common stock. On December 19, 2003, we effected a short-form merger between UGC Europe and one of our subsidiaries on the same terms offered in the exchange offer. We now own all of the outstanding equity securities of UGC Europe. We have issued, or are obligated to issue, an aggregate of approximately 172 million shares of our Class A common stock, which number will be reduced to the extent former stockholders of UGC Europe validly exercise appraisal rights provided by law. On January 7, 2004, Liberty Media Corporation, or "Liberty," our largest stockholder, elected to acquire an additional 15,173,898 shares of our Class A common stock at $7.6929 per share pursuant to a preemptive right that became exercisable in connection with our closing of the UGC Europe exchange offer and merger. The purchase price of these shares is an aggregate of approximately $116.7 million, payable by cancellation of approximately $104.6 million of outstanding indebtedness one of our subsidiaries owes to one of Liberty's subsidiaries and cash. The closing of this preemptive right purchase is scheduled to occur in late January, 2004.

Liberty Media Corporation Acquisition of Controlling Interest

On January 5, 2004, Liberty acquired an aggregate of 8,198,016 shares of Class B common stock from certain of our founding stockholders in exchange for securities of Liberty and cash. Upon the completion of this exchange, Liberty owned approximately 54% of our common stock which represents approximately 92% of the combined voting power of our common stock. When Liberty acquires the shares pursuant to exercise of its preemptive right in connection with the UGC Europe merger, it will own 55.0% of our common stock, representing approximately 92% of our voting power. To the extent that former stockholders of UGC Europe withdraw their demands for appraisal under Delaware law, or such demands for appraisal are found to be invalid, Liberty will be entitled to acquire additional shares at a purchase price of $7.6929 per share pursuant to its preemptive right. The holders of our Class A, Class B and Class C common stock now vote together as a single class in the election of our directors, and Liberty now has the ability to elect our entire board of directors and otherwise to generally control us. See "Risk Factors—Liberty controls us and may have interests that differ from yours and may result in us acting in a manner inconsistent with your general interests." The closing of the exchange resulted in a change of control of us.

In connection with the exchange, Albert Carollo, Curtis Rochelle and Tina Wildes resigned from our board of directors. Paul A. Gould, who was designated by Liberty, was appointed to serve on our board of directors.

Upon closing of this exchange, the standstill agreement between Liberty and us terminated, except for provisions of that agreement granting Liberty preemptive rights to acquire shares of our Class A common stock. These preemptive rights will survive indefinitely, as modified by an agreement between us and Liberty entered into on November 12, 2003. The former standstill agreement restricted the amount of our stock that Liberty could acquire and restricted the way Liberty could vote our stock. On January 5, 2004, Liberty entered into a new standstill agreement with us that generally limits Liberty's ownership of our common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of our common stock. Except in the case of a short-form merger in which our stockholders are entitled to statutory appraisal rights, such offer or transaction must be at a price at or above a fair value of our shares determined through an appraisal process if a majority of our independent directors has voted against approval or acceptance of such transaction.

The Offering

Certain of our founding stockholders are registering 1,350,175 shares of our Class A common stock. Certain of our other stockholders are registering 1,276,864 shares of our Class A common stock that we issued to them in private transactions in February and April 2003. We issued shares to these other stockholders in return for 6,355 preference shares A of United Pan-Europe Communications N.V., or "UPC," the predecessor company to UGC Europe, and warrants to purchase 3,026,490 ordinary shares A of UPC.

All of the shares of our Class A common stock covered by this prospectus are being registered for sale by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. We understand that the founding stockholders do not at this time intend to sell the shares that they hold that are offered by this prospectus.

RISK FACTORS

An investment in our stock is subject to a number of risks. You should consider carefully the following risk factors, as well as the more detailed descriptions cross-referenced to the body of this prospectus and all of the other information in this prospectus.

Our substantial consolidated indebtedness could adversely affect our and our subsidiaries' ability to obtain financing, cash available for working capital and stock price

We are highly leveraged. As of September 30, 2003, we had consolidated debt (excluding accrued interest) of approximately $4.2 billion, which included our debt of approximately $102.7 million and debt of our subsidiaries of approximately $4.1 billion. Our subsidiaries, including UGC Europe, are required to comply with restrictive debt covenants in operating their respective businesses. If we are unable to repay amounts under our or our subsidiaries' debt facilities or senior notes, the lenders under the debt facilities or senior notes could initiate a bankruptcy or liquidation proceeding or proceed against the collateral granted to them to secure that debt.

The degree to which our subsidiaries are leveraged could have other important consequences to you, including, but not limited to, the following:

•
a substantial portion of cash flow from operations is required to be dedicated to debt service and is not available for working capital, capital expenditures or other purposes;

•
our ability to obtain additional financing for our subsidiaries in the future could be limited;

•
we may be at a disadvantage compared to our competitors that have proportionately less debt;

•
some of our subsidiaries' borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

•
our ability to execute our business plan, compete effectively, respond adequately to unforeseen events and take advantage of opportunities could be limited; and

•
the high level of debt could make us more vulnerable to a downturn in our operating performance and a decline in general economic conditions.

We cannot assure you that circumstances will not require us to sell assets or obtain additional equity or debt financing at our level or those of our subsidiaries and affiliates. We may not at such time be able to sell assets or obtain additional financing on reasonable terms or at all.

We may experience net losses for the next several years which may prevent us from obtaining additional financing, restrict us from paying our existing indebtedness and lower our stock price

With the exception of the year ended December 31, 1999, we have experienced net losses every year since we started business through the year ended December 31, 2002. As of September 30, 2003, we had an accumulated deficit of $3.0 billion. We may continue to experience net losses. Continued net losses could increase our need for additional capital in the future, which we may not be able to obtain on satisfactory terms or at all. It may also prevent us from servicing our debt obligations and lower our stock price.

We may not realize the benefits that we expect from the UGC Europe exchange offer and merger transaction

We made the UGC Europe exchange offer and merged with UGC Europe because, among other reasons, we believe that the transaction will create a simpler, unified capital structure that will facilitate capital raising as well as the funding of UGC Europe by us, create a greater public float and liquidity and enable us to reduce organizational inefficiencies between UGC Europe and us. We cannot assure you that we will be able to realize these or other benefits. We may not be able to reduce the organizational inefficiencies as rapidly as or to the extent that we expect.

The video, telephone and Internet access businesses are capital intensive because it is expensive to add large numbers of customers; we may not have, or have access to, sufficient capital to remain competitive, thereby increasing the risk that we will not be able to grow our business

Adding large numbers of customers to our networks requires significant capital expenditures, including expenditures for labor and equipment costs. As technology changes in the video, telephone and Internet access industries, we may need to upgrade our systems to compete effectively in markets beyond what we currently plan. We may not have enough capital available from cash on hand, existing credit facilities and cash to be generated from operations for future capital needs. Our inability to pay for costs associated with adding new customers, expand or upgrade our networks or make our other planned or unplanned capital expenditures could limit our growth and harm our competitive position, earnings and stock price.

Since the telecommunications industry in which we operate is highly regulated, adverse regulation of our services could decrease the value of our assets, limit our growth and harm our stock price

The video, telephone and Internet access industries in which we operate are regulated far more extensively than some other industries. In most of our markets, regulation of video services takes the form of price controls, programming content restrictions and ownership restrictions. To operate our telephone services, we are generally required to obtain licenses from appropriate regulatory authorities and to comply with interconnection requirements. The growth of our Internet access services may decline if more extensive laws and regulations are adopted with respect to electronic commerce.

We have begun facing increased regulatory review from competition authorities with respect to our operations in some countries because we own interests in both video distribution and Internet access systems as well as companies that provide content for video services and Internet subscribers. For example, in Europe, local operators with whom chello Media, one of UGC Europe's subsidiaries, has long-term content agreements are subject to exclusivity obligations that allow chello Media to offer its content products to them to the exclusion of other competing providers. These exclusivity obligations may cause the European Union and national regulatory agencies or national courts to reduce the period of exclusivity, declare that our agreements are null and void, or impose fines or civil liability to third parties. In The Netherlands, and at the European Union level, there are also debates ongoing regarding the question of what rights should be afforded to third parties in terms of access to cable networks. If we are required to offer third parties access to our distribution infrastructure for the delivery of video or Internet services without being able to specify the terms and conditions of such access, Internet service providers could potentially provide services that compete with our services over our network infrastructure. Providing third parties access to this distribution system may also diminish the value of our assets because we may not realize a full return on the capital that we invested in the distribution system. Even if regulatory changes do not, in fact, harm our business, the mere perception that these changes will hurt our business may harm our stock price.

Our business is almost entirely dependent on various telecommunications and media licenses granted and renewed by various national regulatory authorities in the territories in which we do and will do business; without these licenses, a number of our businesses could be severely curtailed or prevented

Regulatory authorities grant licenses for a limited term and might not renew them when they expire. Regulatory authorities may have the power, at their discretion, to terminate a license (or amend any provisions, including those related to license fees) without cause. If we were to breach a license or applicable law, regulatory authorities could revoke, suspend, cancel or shorten the term of a license or impose fines. Regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we may already be licensed. New technologies may permit new competitors to compete in areas where we hold exclusive licenses. National authorities may pass new laws or regulations requiring us to re-bid or re-apply for licenses or interpret present laws against us, adversely affecting our business. Regulatory authorities grant licenses on a temporary basis, and we cannot assure you that these licenses will be continued on the same terms. Licenses may require us to grant access to bandwidth, frequency capacity, facilities or services to other businesses that compete for our customers. Accordingly, a number of our businesses could be severely curtailed if those licenses were no longer available or were available at unfavorable terms.

Changes in technology may limit the competitiveness of our new services and demand for our new services, causing our revenues, growth and stock price to fall

Technology in the video and telecommunications services industry is changing rapidly. Technology in our industry has changed more rapidly than in some other industries, thereby increasing the risk associated with technological change in our business compared to businesses in other industries. This influences the demand for our products and services. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. For example, we have introduced new services, including:

  •
  additional video channels and tiers;

  •
  pay-per-view services with frequent starting times;

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  high-speed data and Internet access services; and

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  telephone services.

Our new products are also subject in all of our markets to lack of market acceptance, delays in development and failure to operate properly or meet customer expectations. There is no proven market for some of the advanced services we refer to above and our infrastructure may not be able to support the demand that may develop for these services. There may not be sufficient demand for our telephone, Internet access and other enhanced services. These factors may limit or harm our revenue, growth and stock price.

We may not be able to obtain attractive programming for our digital video services, thereby lowering demand for our services

We rely on programming suppliers for the bulk of our programming content. We may not be able to obtain sufficient high-quality programming for our digital video services on satisfactory terms or at all in order to offer compelling digital video services. This may reduce demand for our services, thereby lowering our future revenues. It may also limit our ability to migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plan. We may not be able to obtain attractive programming for our video services in the local language. This could further lower our revenues and profitability.

We will likely encounter increased competition that may decrease the number of our subscribers and our revenues

The video, telephone and Internet access industries in many of the markets in which we operate are competitive and often are rapidly changing. We face competition today from other cable television service providers, direct-to-home satellite service providers and terrestrial television broadcasters. In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from other cable telephone providers and wireless telephone providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. Digital subscriber line is a technology that provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be a strong competitor to our Internet service in the future. If we are unable to compete effectively, we may lose subscribers, and our revenues and stock price may suffer.

The loss of key personnel could weaken our technological and operational expertise, delay the introduction of our new business lines and lower the quality of our service

Our success and growth strategy depends, in large part, on our ability to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. Because our operations extend to many countries, we may find it more difficult than companies that operate only or primarily domestically to attract and retain these personnel. Retaining a successful international management team may be particularly difficult because key employees may be required to live and work outside of their home countries and because experienced local managers are often unavailable. If we are not able to attract and retain qualified personnel, the level of our technical and operational expertise may decrease, lowering our growth and service quality.

We are exposed to numerous risks inherent to foreign investment, which may harm our revenues and profitability

Unlike most other U.S. companies, we operate all of our businesses outside of the United States. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism, general social unrest and other political risks, currency fluctuations, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with foreign governments. We are also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. In addition, our operations have been adversely affected by downturns in global economic conditions. These downturns could hurt our revenues and profitability to a far greater extent than companies that do not conduct most of their operations abroad.

Because we frequently do not hedge against foreign currency exchange rate and conversion risks, we may experience foreign exchange rate losses, reduced earnings and decreases in stockholders' equity

We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. Certain items such as investments in debt securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. For the ten months ended December 31, 1998, the years ended December 31, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2003, we had foreign exchange gains (losses) of $1.6 million, $(39.5) million, $(215.9) million, $(148.2) million, $739.8 million and $137.9 million, respectively. We also experienced a change in cumulative translation adjustments resulting in increases or decreases to stockholders' equity of $(24.7) million, $(127.2) million, $(47.6) million, $11.2 million, $(864.1) million and $(37.9) million for the ten months ended December 31, 1998, the years ended December 31, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively.

Our 2002 merger transaction may limit our ability to use past operating losses and certain built-in losses to offset future taxable income

As a result of the merger transaction that occurred on January 30, 2002, we experienced an ownership change as defined by Section 382 of the U.S. Internal Revenue Code, or the "Code." Because of the ownership change, we are limited in our ability to use certain U.S. net operating losses and capital losses realized before the date of the ownership change to offset items of taxable income realized after that date. In addition, we had a significant "net unrealized built-in loss," as defined in Section 382(h) of the Code, inherent in our assets on the date of the ownership change. As a result, to the extent we sell these assets before January 30, 2007, we may be limited in our ability to use some, or all, of the respective built-in-losses to offset taxable income.

The direct acquisition of Senior Notes of Old UGC, Inc., our wholly-owned subsidiary which was formerly known as UGC Holdings, Inc., or "Old UGC," by us triggered "cancellation of debt" income at the Old UGC level for income tax purposes. Although such cancellation of debt income was excluded from taxable income because Old UGC was insolvent at the time such income was recognized, Old UGC was required to reduce certain of its tax attributes by the amount of cancellation of debt income so excluded. This reduction resulted in the elimination of substantially all of Old UGC's existing net operating loss carry forwards and a portion of its existing net capital loss carry forwards.

Because of our investments in foreign corporations, we may have to pay U.S. taxes on earnings of the foreign corporations regardless of whether such earnings are actually distributed to us and we may be limited in claiming foreign tax credits; since substantially all of our revenue is generated through our foreign investments, these tax risks could have a material adverse impact on our effective income tax rate, financial condition and liquidity

Because we do business in foreign countries and have controlling interests in most of our subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" under U.S. tax law. In general, a U.S. corporation that is a shareholder in a controlled foreign corporation may be required to include in its income the average adjusted tax basis of any investment in U.S. property held by a wholly or majority owned controlled foreign corporation to the extent that the controlled foreign corporation has positive current or accumulated earnings and profits. This is the case even though the U.S. corporation may not have received any actual cash distributions from the controlled foreign corporation. In addition, certain income earned by most of our foreign subsidiaries during a taxable year when the subsidiaries have positive earnings and profits will be included in our income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to us. The income, often referred to as "Subpart F income", generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income. Since we and a majority of our subsidiaries are investors in, or are involved in, foreign businesses, we could have significant amounts of Subpart F income. Although we intend to take reasonable tax planning measures to limit our tax exposure, we cannot assure you that we will be able to do so.

Under the controlled foreign corporation rules, we may be required to include in our income the average adjusted tax basis of any "investment in U.S. property" held by one of our subsidiaries that qualifies as a controlled foreign corporation, or a "Subsidiary CFC," to the extent that a Subsidiary CFC has positive current or accumulated earnings and profits, as determined under U.S. federal income tax principles, even though we may not have received any actual cash distributions from the Subsidiary CFC. In particular, any material amount of earnings and profits generated by UPC's restructuring as described in the Second Amended Disclosure Statement may cause UGC Europe to have a material income inclusion with respect to UGC Europe's investment in UPC, a Subsidiary CFC, which, in turn, maintains an investment in UPC Polska (which constitutes an "investment in U.S. property" with respect to UPC). In this connection, we anticipate that (i) UPC's restructuring should not generate a material amount of earnings and profits for UPC, and (ii) following the consummation of the transactions proposed in connection with UPC's restructuring, UPC will not have any remaining, material tax basis in any investment in U.S. property as determined for U.S. federal income tax purposes by reason of both the application of certain provisions of the Internal Revenue Code and of certain internal restructuring efforts that UPC and/or UPC Polska intend to undertake. There can be no assurance that we will be able to implement the intended restructuring efforts in a timely manner. If UGC Europe is required to recognize income as a result of its investment in UPC either as a result of UPC's restructuring, or in future years as a consequence of the operating activities of Subsidiary CFC's, the U.S. tax liability arising therefrom could have a material adverse impact on our financial condition and liquidity.

In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income tax expense for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the U.S. corporation as a dividend. Because we must calculate our foreign tax credit separately for dividends received from certain of our foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, our ability to claim a foreign tax credit may be limited. Some of our operating companies are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on our income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for us than for companies that generate most of their revenue in the United States or in jurisdictions that have these treaties.

The restructuring of UPC could result in material tax liabilities that would have a material adverse impact on the financial condition and liquidity of UGC Europe and, indirectly, on our financial condition

On September 3, 2003, UPC discharged a substantial amount of debt in connection with its restructuring. The Code provides that when a debtor discharges its debt at a discount, the debtor generally realizes "cancellation of debt" income (and earnings and profits in the case of a corporation). The Code also provides that this cancellation of debt income can be excluded from taxable income and, subject to certain limitations, earnings and profits under certain circumstances, including when the cancellation of debt income occurs in a transaction consummated pursuant to the bankruptcy code. When a debtor excludes cancellation of debt income from taxable income under the bankruptcy code exclusion, the debtor must reduce its basis in certain tax attributes, including but not limited to, net operating losses, capital losses and tax basis in assets, by the amount of excluded income. The debtor may also exclude such cancellation of debt income from its earnings and profits, but only to the extent such cancellation of debt income is applied to reduce the debtor's basis in its assets. If the excluded income exceeds the reduction in basis of the debtor's assets, the debtor's current year earnings and profits are increased by the amount of such excess. An increase in current or future earnings and profits as a result of the UPC Restructuring to the extent that we are required to include cancellation of debt income in our earnings and profits could impact our federal income tax liabilities as we could be required to recognize all or a portion of UPC's current or future earnings and profits as a deemed dividend under certain specific provisions of the Code.

We currently expect that UPC will be able to exclude any realized cancellation of debt income associated with the UPC restructuring from its earnings and profits as determined for U.S. tax purposes under the bankruptcy code exclusion to the extent that UPC is able to reduce its adjusted tax basis in its assets. Any material amount of earnings and profits recognized as a result of the UPC Restructuring of UGC Europe equity for UPC obligations as part of the reorganization plan may cause us to have a material income inclusion with respect to UPC's investments in U.S. property, which includes (but are not limited to) UPC's investment in stock of certain U.S. corporations and certain outstanding receivables from UGC Europe. We expect UPC will be required to reduce the tax basis of its assets by a material amount as a result of the exclusion, which could have the effect of increasing UPC's earnings and profits as determined for U.S. tax purposes in subsequent years, if such assets are disposed of in a taxable disposition. Any increase in earnings and profits could impact United's U.S. federal income tax liabilities by increasing required income inclusions under the U.S. Subpart F rules or investment in U.S. property rules.

In December of 2003, UPC Polska converted into a single member LLC, which resulted in UPC Polska being treated as a disregarded entity for U.S. income tax purposes. As a result of this conversion we do not believe the stock of UPC Polska will continue to represent an investment in U.S. property of UPC, as determined for U.S. federal income tax purposes. However, because UPC held its interest in UPC Polska for most of the 2003 tax year, UPC is deemed to have an investment in U.S. property for 2003. As such, we would be required to recognize income to the extent that UPC recognizes positive earnings and profits in 2003 as a result of the UPC Restructuring or otherwise under the investment in U.S. property rules described above. The resulting U.S. tax liability to us could be substantial.

In connection with UPC's restructuring, UGC Europe exchanged its equity for both U.S. dollar and euro denominated UPC bonds. UGC Europe then exchanged these bonds for UPC equity. UGC Europe realized both exchange gains and losses on the exchange of euro denominated bonds for UPC equity. Such gains and losses are measured based on the purchase price paid and spot rate in effect when the bondholder who exchanged their bonds for UGC Europe equity acquired such bonds.

Under Dutch tax law, the discharge of UPC's indebtedness in connection with its restructuring would generally constitute taxable income to UPC in the period of discharge. UPC has reached an agreement with the Dutch tax authorities whereby UPC is able to utilize net operating loss carry forwards to offset any Dutch income taxes arising from the discharge of debt in 2003. UPC, together with its "fiscal unity" companies, expects that for the year ended December 31, 2003 it had sufficient current year and carry forward losses to fully offset any income to be recognized on the discharge of the debt.

UGC Europe may have to pay U.S. taxes on earnings of UPC and subsidiary controlled foreign corporations regardless of whether such earnings are actually distributed and UGC Europe may be limited in claiming foreign tax credits; these tax risks could have a material adverse impact on UGC Europe's effective income tax rate, financial condition and liquidity and indirectly on our financial condition

UPC and each of UPC's wholly, or majority, owned non-U.S. subsidiaries is a controlled foreign corporation of UGC Europe. Accordingly, we are subject to the rules, and the potential effects of the rules, described above regarding Subpart F income, investment in U.S. property, limitations on foreign tax credits, lack of treaty protection and inability to offset losses incurred in one foreign jurisdiction against income earned in another foreign jurisdiction. Application of these rules to us could have a material adverse impact on our financial condition and liquidity.

Because the price of our stock may be subject to wide fluctuations you may suffer a loss if you sell our stock

The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of telecommunications, Internet and other technology companies. During 2003 the price of our Class A common stock fluctuated between $2.20 and $9.00 per share and during 2002 the price fluctuated between $1.19 and $6.41 per share.

The market price of our common stock could be subject to such wide fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of securities analysts and investors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our common stock; and

  •
  overall stock market price and volume fluctuations.

Liberty controls us and may have interests that differ from yours and may result in us acting in a manner inconsistent with your general interests

Liberty currently owns approximately 54% of our outstanding common stock, which represents approximately 92% of the combined voting power of our common stock. Liberty also has exercised the right to acquire an additional 15,173,898 shares of our Class A common stock pursuant to a preemptive right that became exercisable upon our closing of the UGC Europe exchange offer and merger. Upon acquisition of these shares, it will own 55.0% of our outstanding common stock, which will represent approximately 92% of the combined voting power of our common stock. As a result of Liberty's recent acquisition of shares of Class B common stock from our founding stockholders, each share of our Class C common stock now votes together with the shares of our Class A and Class B common stock on all matters to be voted upon by our stockholders, including for the election of our entire board of directors.

As a result of its ownership of our common stock and the voting power attributable thereto, Liberty has sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action presented to a vote of our stockholders, including the approval of extraordinary corporate transactions and amendments to our certificate of incorporation and bylaws. The interests of Liberty may diverge from your interests, and it may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the other holders of our common stock.

FORWARD LOOKING STATEMENTS

Some information in this prospectus contains, in addition to historical information, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from what we say or imply with such forward-looking statements. All statements other than statements of historical fact included herein may constitute forward-looking statements. In addition, when we use the words "may", "will", "expects", "intends", "estimates", "anticipates", "believes", "plans", "seeks" or "continues" or the negative thereof or similar expressions herein, we intend to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer reception of our existing and future services. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, potential benefits from and results of the consummation of the UGC Europe merger, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the video, telephone and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.

Although we believe that our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed in or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, among other things, whether we and/or some of our subsidiaries will continue as going concerns, changes in television viewing preferences and habits by our subscribers and potential subscribers and their acceptance of new technology, programming alternatives, new video services that we may offer. They also include our subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and planned acquisitions, our ability to successfully close proposed transactions and restructurings, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venture partners. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares covered by this prospectus by the selling stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

In the tables below, we provide you with our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and the nine months ended September 30, 2003, to give you a better understanding of what our operations might have looked like had our tender offer for shares of UGC Europe common stock and the related merger been completed as of January 1, 2002, and our unaudited pro forma condensed consolidated balance sheet as of September 30, 2003, to give you a better understanding of what our financial position might have looked like had our tender offer and the related merger been completed as of September 30, 2003.

This unaudited pro forma condensed consolidated financial information is derived from our unaudited and audited historical consolidated financial statements and related notes incorporated by reference herein, in addition to certain assumptions and adjustments, which are described in the accompanying notes to the unaudited pro forma condensed consolidated financial information. This unaudited pro forma condensed consolidated financial information should be read together with our unaudited and audited historical consolidated financial statements and related notes, and other financial information pertaining to us, incorporated by reference herein. You should not rely on this unaudited pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that we will experience. Our actual financial position and results of operations may differ, perhaps materially, from the unaudited pro forma amounts reflected herein because of a variety of factors, including changes in value not currently identified and changes in operating results between the date of the unaudited pro forma condensed consolidated financial information and the dates on which our tender offer and the related merger were consummated.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Data

	September 30, 2003
		Unaudited Pro Forma Adjustments
	Historical Unaudited	Exchange Offer and Merger		Unaudited Pro Forma
	(In thousands)
Current assets	$588,524	$(12,000	)(1)	$576,524
Long-term assets	5,184,579	1,188,922	(2)	6,373,501

Total assets	$5,773,103	$1,176,922		$6,950,025

Current liabilities not subject to compromise	$1,061,437	$–		$1,061,437
Current liabilities subject to compromise	392,241	–		392,241
Long-term liabilities	3,828,941	–		3,828,941
Minority interests in subsidiaries	143,897	(118,145	)(3)	25,752
Stockholders' equity	346,587	1,295,067	(4)	1,641,654

Total liabilities and stockholders' equity	$5,773,103	$1,176,922		$6,950,025

See accompanying notes to the unaudited pro forma condensed consolidated financial statements, including explanations of pro forma adjustments.

Unaudited Pro Forma Condensed Consolidated Statement of Operations Data

	Nine Months Ended September 30, 2003
		Unaudited Pro Forma Adjustments
	Historical Unaudited	Exchange Offer and Merger		Unaudited Pro Forma
	(In thousands, except share and per share information)
Revenue	$1,375,666	$–		$1,375,666
Operating expense and other	(1,566,097)	–		(1,566,097)

Operating income (loss)	(190,431)	–		(190,431)
Interest expense, net	(253,210)	–		(253,210)
Gain on extinguishment of debt	2,183,997	–		2,183,997
Other income (expense), net	404,056	–		404,056

Income (loss) before income taxes and other items	2,144,412	–		2,144,412
Other	231,650	(41,703	)(5)	189,947

Income (loss) before cumulative effect of change in accounting principle	$2,376,062	$(41,703)		$2,334,359

Basic income (loss) per common share before cumulative effect of change in accounting principle	$9.17			$6.42

Diluted income (loss) per common share before cumulative effect of change in accounting principle	$9.17			$6.42

Basic weighted-average common shares	415,200,603			586,438,763

Diluted weighted-average common shares	415,220,596			586,458,756

	Year Ended December 31, 2002
		Unaudited Pro Forma Adjustments
	Historical Audited	Exchange Offer and Merger	Unaudited Pro Forma
	(In thousands, except share and per share information)
Revenue	$1,515,021	$–	$1,515,021
Operating expense and other	(2,414,303)	(6,000) (6)	(2,420,303)

Operating income (loss)	(899,282)	(6,000)	(905,282)
Interest expense, net	(641,786)	–	(641,786)
Gain on extinguishment of debt	2,208,782	–	2,208,782
Other income (expense), net	736,224	–	736,224

Income (loss) before income taxes and other items	1,403,938	(6,000)	1,397,938
Other	(415,670)	–	(415,670)

Income (loss) before cumulative effect of change in accounting principle	$988,268	$(6,000)	$982,268

Basic income (loss) per common share before cumulative effect of change in accounting principle	$2.52		$1.74

Diluted income (loss) per common share before cumulative effect of change in accounting principle	$2.52		$1.74

Basic weighted-average common shares	390,087,623		561,325,783

Diluted weighted-average common shares	391,364,157		561,559,740

See accompanying notes to the unaudited pro forma condensed consolidated financial statements, including explanations of pro forma adjustments.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Preliminary Purchase Price

The unaudited pro forma condensed consolidated financial information reflects an estimated purchase price of approximately $1.307 billion, based upon the issuance of 171.2 million shares of our Class A common stock in exchange for each share of UGC Europe's common stock not owned by us prior to the exchange offer, as provided for in the exchange offer and merger transaction and including our estimated transaction costs consisting primarily of dealer-manager, legal and accounting fees, printing costs and other external costs directly related to the exchange offer and merger, estimated to be

$6.0 million. The final purchase price for accounting purposes is dependent on the actual number of shares of our Class A common stock issued, based on the actual number of shares of UGC Europe common shares tendered to us at the closing date of the transaction and the number of shares of UGC Europe common stock at the effective date for which appraisal rights were not validly exercised, and actual transaction costs.

The unaudited pro forma condensed consolidated financial information below does not take into account the exercise by Liberty and certain of its affiliates of their preemptive rights to acquire an additional 15,173,898 shares of our Class A common stock at $7.6929 per share with respect to the issuance of our Class A common stock in our exchange offer for shares of UGC Europe common stock and the related merger. The purchase price of these shares is an aggregate of $116.7 million, payable by cancellation of $104.6 million of outstanding indebtedness one of our subsidiaries owes to one of Liberty's subsidiaries and cash. The closing of the purchase of shares pursuant to this preemptive right is scheduled to occur in late January 2004.

Preliminary Purchase Price Allocation

The exchange offer and merger will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the total estimated purchase price will be allocated to the minority interests' proportionate interest in UGC Europe's identifiable tangible and intangible assets and liabilities acquired by us based upon their estimated fair values upon completion of the transaction. The excess of the purchase price over the identifiable tangible and intangible assets and liabilities acquired will be recorded as goodwill. We are in the process of, but have not yet completed, evaluating the estimated fair value of the assets and liabilities of UGC Europe, including the allocation of consideration to identifiable tangible and intangible assets other than goodwill. Accordingly, for purposes of preparing the unaudited pro forma consolidated condensed financial information, we have assumed the book value of UGC Europe's existing assets and liabilities approximates their fair value and the entire excess consideration is allocated to goodwill. The unaudited pro forma condensed consolidated statements of operations do not reflect any amortization of this goodwill, consistent with the guidance set forth in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Our final evaluation of the fair value of assets and liabilities of UGC Europe could result in the allocation of consideration to identifiable tangible and intangible assets other than goodwill. To the extent these identifiable tangible and intangible assets have definite lives, the final allocation of the consideration could result in additional depreciation and amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

Pro Forma Earnings Per Share

Our unaudited pro forma condensed consolidated statements of operations have been prepared as if the exchange offer and merger had occurred as of January 1, 2002. The pro forma basic and diluted income (loss) per share are computed based on the following pro forma weighted-average common shares outstanding:

		Nine Months Ended September 30, 2003
		Basic	Diluted
Weighted-average common shares outstanding:
Historical weighted-average common shares outstanding for United		415,200,603	415,220,596
Class A common stock issued in the exchange offer and merger:
Number of UGC Europe shares outstanding not owned by us and our subsidiaries	16,625,064
Exchange ratio	10.3

Class A common stock issued for UGC Europe shares		171,238,160	171,238,160

Pro forma weighted-average common shares outstanding		586,438,763	586,458,756

		Year Ended December 31, 2002
		Basic	Diluted
Weighted-average common shares outstanding:
Historical weighted-average common shares outstanding for United		390,087,623	391,364,157
Class A common stock issued in the exchange offer and merger:
Number of UGC Europe shares outstanding not owned by us and our subsidiaries	16,625,064
Conversion ratio	10.3

Class A common stock issued for UGC Europe shares		171,238,160	171,238,160
Reversal of dilutive shares that are anti-dilutive on a pro forma basis		–	(1,042,577)

Pro forma weighted-average common shares outstanding		561,325,783	561,559,740

Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates that may change as additional information is obtained:

  (1)
  Represents cash paid of $6.0 million and $6.0 million by us and UGC Europe, respectively, for acquisition related costs such as investment banking, legal and accounting fees, printing costs and other.

  (2)
  Represents the excess purchase price (including acquisition related costs) over the minority interests' basis in the identifiable tangible and intangible assets and liabilities of UGC Europe acquired, recorded for pro forma purposes as goodwill.

  (3)
  Represents elimination of the minority interest share of UGC Europe's net equity as of September 30, 2003, due to the acquisition of the remaining shares of UGC Europe common stock not previously owned by us.

  (4)
  Represents the estimated value of the exchange offer and merger of $1.301 billion, assuming that all outstanding shares of UGC Europe common stock owned by persons other than us are exchanged for 171,238,160 shares of our Class A common stock, valued at $7.60 per share, reduced by $6.0 million for acquisition related costs paid for by UGC Europe. For purposes of this preliminary estimate, we used the average of the closing market price of a share of our Class A common stock from November 10, 2003 through November 14, 2003 (two days prior to, the day of, and two days after announcement of the final terms of the exchange offer).

  (5)
  Represents the reversal of the historical allocation of UGC Europe loss to the minority interest basis in the net equity of UGC Europe, as the minority interest share of UGC Europe's consolidated net equity is assumed to have been acquired by us at the beginning of the period presented.

  (6)
  Represents UGC Europe's acquisition related costs.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the number of outstanding shares beneficially owned by the selling stockholders named below. The table also shows the number of shares of our Class A common stock being registered with respect to each selling stockholder and shares beneficially owned by the selling stockholders in the event the registered shares are actually sold. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. We understand that the founding stockholders do not at this time intend to sell the shares that they hold that are offered by this prospectus.

	Beneficial Ownership Before The Offering		Number of Shares To Be Registered in This Offering		Beneficial Ownership After The Offering(1)
Selling Stockholders	Number of Shares of Class A Stock	Percentage of Total Common(2)	Number of Shares of Class A Stock	Percentage of Total Common(2)	Number of Shares of Class A Stock	Percentage of Total Common(2)
Non-Founders:
Alliance Balanced Shares	399	*	399	*	–	–
Alliance Growth Fund	90,415	*	90,415	*	–	–
EQ Alliance Common Stock Portfolio	271,444	*	271,444	*	–	–
Alliance Global Strategic Income Trust	6,029	*	6,029	*	–	–
Capital World Growth and Income Fund, Inc	20,092	*	20,092	*	–	–
Fundamental Investors, Inc.	225,035	*	225,035	*	–	–
The Income Fund of America	237,090	*	237,090	*	–	–
Liberty International B-L LLC(3)	11,999,058	2.0	426,360	*	11,572,698	1.9

Non-Founders Total	12,849,562	2.1	1,276,864	*	11,572,698	1.9

Founders:
Gene W. Schneider(4)	4,877,099	*	208,290	*	4,668,809	*
Albert M. Carollo Sr.(5)	370,000	*	230,000	*	140,000	*
Mark L. Schneider(6)	1,234,686	*	234,686	*	1,000,000	–
Curtis Rochelle(5)	370,000	*	230,000	*	140,000	*
Rochelle Limited Partnership	150,000	*	150,000	*	–	–
Rochelle Investment Limited Partnership	142,134	*	142,134	*	–	–
April Brimmer Kunz	63,200	*	63,200	*	–	–
K&R Enterprises(7)	4,000	*	4,000	*	–	–
Michael T. Fries(8)	2,414,182		14,182	*	2,400,000	–
Tina M. Wildes(9)	803,087	*	73,683	*	729,404	*

Founders Total	9,428,388	1.6	1,350,175	*	9,098,213	1.5

Total	22,277,950	3.7	2,627,039	*	20,670,911	3.4

*
Less than one percent.

(1)
Assumes all offered shares are sold.

(2)
Includes shares issuable upon exercise of Liberty's preemptive right.

(3)
Does not include shares held by Liberty Media Corporation, an affiliate of Liberty International B-L LLC. Assumes issuance of 550,362 shares of our Class A common stock to Liberty International B-L LLC in connection with Liberty's election to acquire additional shares of our Class A common stock pursuant to its preemptive right and includes conversion of 9,859,336 shares of our Class C common stock to shares of our Class A common stock.

(4)
Includes 4,668,809 shares of our Class A and Class B common stock issuable upon exercise of options and assumes conversion of 2,900,702 shares of our Class B common stock issuable upon exercise of options to shares of our Class A common stock.

(5)
Includes 140,000 shares of our Class A common stock issuable upon exercise of options.

(6)
Includes 1,000,000 shares of our Class A common stock issuable upon exercise of options.

(7)
April B. Kunz, Curtis Rochelle and Marian H. Rochelle are each a director and greater than 10% shareholder of K&R Enterprises and they each disclaim beneficial ownership of these shares.

(8)
Includes 2,400,000 shares of our Class A common stock issuable upon exercise of options.

(9)
Includes 26,000 shares of our Class A common stock, and 74,000 shares of our Class A common stock issuable upon exercise of options, owned by her spouse. Ms. Wildes disclaims beneficial ownership of the shares held by her spouse. Includes 655,404 shares of our Class A common stock issuable upon exercise of options held by Ms. Wildes.

On February 12, 2003, we issued 368,287 shares of our Class A common stock in a private transaction pursuant to a securities purchase agreement dated February 6, 2003, among us and Alliance Balanced Shares, Alliance Growth Fund, Alliance Global Strategic Income Trust and EQ Alliance Common Stock Portfolio. In consideration for issuing the 368,287 shares of our Class A common stock, we acquired 1,833 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 890,030 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. The closing price for our Class A common stock as reported on the Nasdaq National Market on February 6, 2003 and February 12, 2003 was $2.36 per share and $2.33 per share, respectively, making the value of the transaction approximately $0.7 million as of the contract date. At the time we acquired the UPC preference shares and warrants, there was no public market for such securities. Incident to UPC's bankruptcy and restructuring, the preference shares and ordinary shares A underlying the warrants were converted into common stock of UGC Europe. The following table sets forth the number of shares of Class A common stock that we issued to the Alliance Parties and the preference shares A and warrants that we acquired from them in such transaction.

	Consideration Received from Selling Stockholders		Consideration Paid to Selling Stockholders
Selling Stockholder	UPC Preference Shares	UPC Warrants	United Class A Common Stock
Alliance Balanced Shares	2	971	399
Alliance Growth Fund	450	218,502	90,415
EQ Alliance Common Stock Portfolio	1,351	655,990	271,444
Alliance Global Strategic Income Trust	30	14,567	6,029

Total	1,833	890,030	368,287

On February 13, 2003, we issued 482,217 shares of our Class A common stock in a private transaction pursuant to a securities purchase agreement dated February 11, 2003, among us, and Capital Research and Management Company, on behalf of The Income Fund of America, Inc., Capital World Growth and Income Fund, Inc. and Fundamental Investors, Inc. In consideration for the 482,217 shares of our Class A common stock we acquired 2,400 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 1,165,342 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. The following table sets forth the number of shares of Class A common stock that we issued to the Capital Research Parties and the preference shares A and warrants that we acquired from them in such transaction. The closing price for our Class A common stock as reported on the Nasdaq National Market on February 11, 2003 and February 13, 2003 was $2.40 per share and $2.26 per share, respectively, making the value of the transaction approximately $1.2 million as of the contract date. At the time we acquired the UPC preference shares and warrants, there was no public market for such securities. Incident to UPC's bankruptcy and restructuring, the preference shares and ordinary shares A underlying the warrants were converted into common stock of UGC Europe.

	Consideration Received from Selling Stockholders		Consideration Paid to Selling Stockholders
Selling Stockholder	UPC Preference Shares	UPC Warrants	United Class A Common Stock
The Income Fund of America	1,180	572,960	237,090
Capital World Growth and IncomeFund, Inc	100	48,556	20,092
Fundamental Investors, Inc	1,120	543,826	225,035

Total	2,400	1,165,342	482,217

On April 14, 2003, we issued 426,360 shares of our Class A common stock in a private transaction pursuant to a Securities Purchase Agreement, dated April 8, 2003, between us and Liberty International B-L. In consideration for the 426,360 shares of our Class A common stock we acquired 2,122 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 971,118 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. On April 8, 2003 and April 14, 2003, the closing price for our Class A common stock as reported on the Nasdaq National Market was $3.46 per share and $3.68 per share, respectively, making the value of the transaction approximately $1.5 million as of the contract date. At the time we acquired the UPC preference shares and warrants, there was no public market for such securities. Incident to UPC's bankruptcy and restructuring, the preference shares and ordinary shares A underlying the warrants were converted into common stock of UGC Europe.

Our founding stockholders whose shares of Class A common stock we are registering were long-time holders of Old UGC common stock or an affiliate of such a long-time holder. The founding stockholders acquired a portion of their shares of Class A common stock on January 30, 2002 incident to a merger transaction involving Liberty. The founding stockholders received shares of our Class A common stock in exchange for securities of Old UGC, our predecessor company. Certain founding stockholders also received shares of our Class A common stock upon exercising options to acquire such shares.

As described in the reports incorporated by reference into this prospectus, we have entered into numerous agreements with Liberty, the parent company of Liberty International B-L. Liberty currently owns 100% of the outstanding shares of our Class B common stock and Class C common stock, as well as approximately 54% of the outstanding shares of our Class A common stock (computed assuming the conversion of shares of Class B common stock and Class C common stock to shares of Class A common stock) and holds approximately 92% of the total voting power of our common stock.

Except as set forth above, none of the selling stockholders has served as an officer, director, or employee of us, or had a material relationship with us or Old UGC, Inc., our predecessor company, over the past three years.

PLAN OF DISTRIBUTION

This registration statement will permit certain shares owned or pledged by some selling stockholders to be freely tradeable if the selling stockholders, or pledgees of stockholders, elect to sell such shares. The selling stockholders or their pledgees, donees, transferees or other successors in interest may offer the shares from time to time. They may sell the shares on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods.

•
to broker-dealers acting as principals;

•
through broker-dealers acting as agents;

•
in underwritten offerings;

•
in block trades;

•
in agency placements;

•
in exchange distributions; or

•
in brokerage transactions.

The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholders may grant a security interest in shares owned by them. If the secured parties (which may be broker-dealers) foreclose on the shares, they may be selling stockholders. In addition, the selling stockholders may sell short the shares. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus. In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents.

If required under the Securities Act, the number of shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discount commissions under the Securities Act. The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

The selling stockholders also may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares.

We will pay all costs associated with this offering, other than fees and expense of counsel for the selling stockholders and any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

LEGAL MATTERS

The validity of the shares of United Class A common stock offered by this prospectus will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of UnitedGlobalCom, Inc. as of and for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002, consolidated financial statements contains an explanatory paragraph that states that the Company's primary operating subsidiary (United Pan-Europe Communications, N.V.) is currently under bankruptcy court supervision in both the United States and The Netherlands, has suffered recurring losses from operations and is currently in default under certain of its significant bank credit facilities and senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency and raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

That report refers to a change in the Company's method of accounting for goodwill and intangible assets in 2002.

That report refers to the revisions to the 2001 and 2000 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which we adopted as of January 1, 2002. However, KPMG LLP was not engaged to audit, review, or apply any procedures to our 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

That report refers to a restatement of the consolidated financial statements as of and for the year ended December 31, 2002.

Arthur Andersen LLP was our independent public accountant with respect to our financial statements for the years ended December 31, 2000 and 2001. Such financial statements are incorporated by reference herein in reliance upon the report of Arthur Andersen dated April 12, 2002 (except with respect to the matter discussed in Note 23, as to which the date is May 14, 2002), and upon their authority as experts in accounting and auditing. Arthur Andersen LLP was indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen LLP incorporated by reference herein covers our financial statements as of and for the two years ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our annual report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to our Form S-1 Registration Statement filed on June 6, 2002. Arthur Andersen LLP has not reissued such report.

INCORPORATION OF INFORMATION BY REFERENCE

This document incorporates important business and financial information about us from documents filed with the SEC, that have not been included in or delivered with this document. This information is available at the Internet website that the SEC maintains at www.sec.gov, as well as from other sources. You may also request copies of these documents from us, without charge, upon written or oral request to:

UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
Attn: Investor Relations Department
(303) 770-4001

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference the documents described below that have been previously filed with SEC. These documents contain important information about us.

The following reports and documents that we (SEC File No. 000-49658) have previously filed with the SEC are incorporated by reference:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 as amended on Form 10-K/A filed on November 14, 2003;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, both as amended on Form 10-Q/A filed on November 14, 2003, and for the quarter ended September 30, 2003, filed on November 14, 2003;

  •
  Our Current Reports on Form 8-K as follows:

Date of Report	Date of Filing
January 7, 2004	January 8, 2004
January 5, 2004	January 6, 2004
December 19, 2003	December 22, 2003
December 12, 2003	December 17, 2003
November 24, 2003	November 26, 2003
November 12, 2003	November 13, 2003
November 7, 2003	November 10, 2003
November 4, 2003	November 5, 2003
November 3, 2003	November 4, 2003
October 27, 2003	October 28, 2003
October 20, 2003	October 23, 2003
October 6, 2003	October 6, 2003
September 3, 2003	September 3, 2003
August 26, 2003	August 27, 2003
August 19, 2003	August 22, 2003
August 19, 2003	August 19, 2003
August 14, 2003	August 14, 2003
July 28, 2003	July 29, 2003
July 15, 2003	July 15, 2003
July 7, 2003	July 9, 2003
June 20, 2003	June 20, 2003
June 16, 2003	June 17, 2003
May 29, 2003	May 30, 2003
April 29, 2003	April 29, 2003
April 24, 2003	April 24, 2003
April 15, 2003	April 16, 2003
March 21, 2003	March 25, 2003
March 13, 2003	March 14, 2003
March 3, 2003	March 3, 2003
February 20, 2003	February 21, 2003
January 27, 2003	January 29, 2003
January 9, 2003	January 15, 2003
January 9, 2003	January 10, 2003
January 8, 2003	January 8, 2003
  •
  The description of our common stock contained under the heading "Description of Capital Stock" in the 424(b)(3) prospectus filed by United on December 15, 2003; and

  •
  Our proxy statement on Schedule 14A filed on November 17, 2003.

All documents filed by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offer for resale of the shares of our Class A common stock by the selling securityholders shall also be deemed to be incorporated by reference into this prospectus as of the dates of filing of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 to register shares of our Class A common stock. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus.

We, as a reporting company, are subject to the informational requirements of the Securities Exchange Act of 1934 and accordingly file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy any materials filed with the Securities and Exchange Commission at the their Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, our public filings are maintained on the Securities and Exchange Commission's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov. In addition, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as the complete S-3 registration statement, may be accessed free of charge through our website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Securities and Exchange Commission. Also, our Code of Business Conduct & Ethics is available on our website and amendments to and waivers from such Code will be disclosed through our website. The address of our website is http://www.unitedglobal.com; the information on such website is not a part of this prospectus.

Our Class A common stock is traded on The Nasdaq National Market, and copies of reports, proxy statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the transactions being registered. All amounts are estimates except the registration fee. The selling stockholders will not bear any portion of such expenses.

Registration fee	4,596
Printing expenses	115,000
Fees and expenses of legal counsel	35,000
Accounting fees and expenses	25,000
Miscellaneous	20,404

Total	$200,000

Item 15. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law, or the "DGCL," provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 of the DGCL also provides that a corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 145 of the DGCL provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when such provision became effective.

Article Sixth of the Restated Certificate of Incorporation, as amended, of the registrant, provides as follows:

          To the fullest extent permitted by the General Corporation Law of the State of Delaware, as now existing or hereafter amended, a director of the Corporation shall not be liable to the Corporation or any of its stockholders for monetary damages for breach of his fiduciary duty as a director. Any amendment or repeal of this Article Sixth shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing under this Article Sixth immediately before the amendment or repeal.

Article Seventh of the Restated Certificate of Incorporation, as amended, of the registrant, in part provides as follows:

          (a)    RIGHT TO INDEMNIFICATION.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he, or a Person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Person. The Corporation shall be required to indemnify or make advances to a Person in connection with a proceeding (or part thereof) initiated by such Person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          (b)    PREPAYMENT OF EXPENSES.    The Corporation shall pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article Seventh or otherwise.

Article Sixth of the Bylaws of the registrant provides in part as follows:

          Section 6.01.    DIRECTORS AND OFFICERS.    The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under Section 6.04.

          Section 6.03.    EXPENSES.

          (a)   The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise.

          (b)   Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.05, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

          Section 6.07.    INSURANCE.    To the fullest extent permitted by the Delaware General Corporation Law, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

          Section 6.09.    SEVERABILITY.    If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

The registrant has entered into agreements with its officers, directors and certain key employees implementing the indemnification provided for in the registrant's Bylaws.

Item 16. Exhibits and Financial Statement Schedules

(a) The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant and as amended, as currently in effect.(1)
4.2	Bylaws of the Registrant as currently in effect.(1)
4.3	Specimen of Class A Common Stock certificate of the Registrant.(2)
4.4
Securities Purchase Agreement, dated February 6, 2003, by and among United, Alliance Balanced Shares, Alliance Growth Fund, Alliance Global Strategic Income Trust and EQ Alliance Common Stock Portfolio.(3)
4.5
Securities Purchase Agreement, dated February 11, 2003, by and among United and Capital Research and Management Company, on behalf of The Income Fund of America, Inc., Capital World Growth and Income Fund, Inc. and Fundamental Investors, Inc.(3)
4.6	Securities Purchase Agreement dated April 8, 2003, by and among United and Liberty International B-L LLC.(4)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered.(5)
23.1	Independent Auditors' Consent – KPMG LLP.

23.2	The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.
24.1	Power of Attorney (included on page II-6 of this Registration Statement).

(1)
Incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).

(2)
Incorporated by reference from United's Form 10-K for the year ended December 31, 2001 (File No. 000-496-58).

(3)
Incorporated by reference from Amendment No. 4 to United's Registration Statement on Form S-1 dated March 14, 2003 (File No. 333-82776).

(4)
Incorporated by reference from Amendment No. 5 to United's Registration Statement on Form S-1 dated May 2, 2003 (File No. 333-82776).

(5)
Incorporated by reference from Amendment No. 9 to United's Registration Statement on Form S-1 dated November 28, 2003 (File No. 333-82776).

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

    (1)
    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on January 9, 2004.

UNITEDGLOBALCOM, INC.
By:	/s/ MICHAEL T. FRIES Michael T. Fries President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gene W. Schneider, Michael T. Fries and Frederick G. Westerman III and each of them, his or her attorneys-in-fact, with full power of substitution, for him or her in any and all capacities, to sign a registration statement to be filed with the Securities and Exchange Commission (the "Commission") on Form S-3 in connection with the registration by UnitedGlobalCom, Inc., a Delaware corporation (the "Company"), of equity securities, and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission; and to sign all documents in connection with the qualification and issuance of such shares with Blue Sky authorities; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

January 9, 2004	* Gene W. Schneider, Chairman and Director
January 9, 2004	* Robert R. Bennett, Director
January 9, 2004	* John P. Cole, Jr., Director
January 9, 2004	/s/ VALERIE L. COVER Valerie L. Cover, Vice President and Controller
January 9, 2004	John W. Dick, Director
January 9, 2004	/s/ MICHAEL T. FRIES Michael T. Fries, President, Chief Executive Officer and Director
January 9, 2004	Paul A. Gould, Director
January 9, 2004	* Gary S. Howard, Director

January 9, 2004	* David B. Koff, Director
January 9, 2004	* John C. Malone, Director
January 9, 2004	* Mark L. Schneider, Director
January 9, 2004	/s/ FREDERICK G. WESTERMAN III Frederick G. Westerman III, Chief Financial Officer
* By:	/s/ FREDERICK G. WESTERMAN III Frederick G. Westerman III Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant and as amended, as currently in effect.(1)
4.2	Bylaws of the Registrant as currently in effect.(1)
4.3	Specimen of Class A Common Stock certificate of the Registrant.(2)
4.4
Securities Purchase Agreement, dated February 6, 2003, by and among United, Alliance Balanced Shares, Alliance Growth Fund, Alliance Global Strategic Income Trust and EQ Alliance Common Stock Portfolio.(3)
4.5
Securities Purchase Agreement, dated February 11, 2003, by and among United and Capital Research and Management Company, on behalf of The Income Fund of America, Inc., Capital World Growth and Income Fund, Inc. and Fundamental Investors, Inc.(3)
4.6	Securities Purchase Agreement dated April 8, 2003, by and among United and Liberty International B-L LLC.(4)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered.(5)
23.1	Independent Auditors' Consent – KPMG LLP.
23.2	The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.
24.1	Power of Attorney (included on page II-6 of this Registration Statement).

(1)
Incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).

(2)
Incorporated by reference from United's Form 10-K for the year ended December 31, 2001 (File No. 000-496-58).

(3)
Incorporated by reference from Amendment No. 4 to United's Registration Statement on Form S-1 dated March 14, 2003 (File No. 333-82776).

(4)
Incorporated by reference from Amendment No. 5 to United's Registration Statement on Form S-1 dated May 2, 2003 (File No. 333-82776).

(5)
Incorporated by reference from Amendment No. 9 to United's Registration Statement on Form S-1 dated November 28, 2003 (File No. 333-82776).